

Mail Stop 4561

January 13, 2009

By U.S. Mail and Facsimile to: (202) 362-2902

Geoffrey S. Sheils
President & Chief Executive Officer
First Sentry Bancshares, Inc.
823 Eighth Street
Huntington, WV 25701

> **Re:** **First Sentry Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 16, 2008**
> **File No. 333-156180**

Dear Mr. Sheils:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   Provide us supplementally with copies of all financial forecasts and projections provided by First Sentry to Guaranty Financial or its financial advisor or by Guaranty Financial to First Sentry or its financial advisor that were not filed with

the registration statement or otherwise filed with the Commission. In addition, to the extent that the information has not been disclosed in the prospectus, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

Cover Page of Prospectus

2.   Please confirm that if you will use the prospectus before the effective date of the registration statement, such preliminary prospectus will include an appropriate "subject to completion" legend as required by Item 501(b)(10) of Regulation S-K.

3.   Please revise to clarify that the approval of the merger agreement and completion of the merger are not contingent upon the approval of the change of control payment proposal.

References to Additional Information

4.   Please highlight the last paragraph of this section by print type or otherwise. Refer to Item 2 of Form S-4.

Questions and Answers…, page 1

5.   Please revise to add questions and answers for the following topics:
   - Guaranty Financial's reasons for the merger;
   - First Sentry's reasons for the merger;
   - Names and amounts for change of control payments, reasons for the payments, and disclosure that payments will be made at a slightly reduced amount even if stockholders disapprove the payment proposal; and
   - The percentage of former First Sentry holders in the post-merger company.

6.   Please revise the appraisal rights Q&A to disclose that if holders of more than 5% of Guaranty Financial's shares seek appraisal rights, the merger will not go forward. Please also provide an address for dissenters to send notice and summarize the material disclosure required in the notice.

Summary

Certain Guaranty Financial Services, Inc. Directors and Officers…, page 5

7.   Please revise the second bullet point on page 6 to state the number of options that will be cancelled and the cash amount that each of the directors and executive officers will receive.

Risk Factors

If economic conditions deteriorate in their market area…, page 19

8.   Please revise to quantify, to the extent material, any decreases in real estate values in Cabell and Lincoln Counties and surrounding areas and any other adverse changes in these economies in recent periods.

9.   Please revise to add a risk factor explaining why First Sentry did not get an appraisal.

A Warning About Forward-Looking Statements, page 21

10.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to Guaranty Financial. See Section 27A(a) of the Securities Act. Please delete the reference to the safe harbor.

Selected Historical Financial Information for Guaranty Financial Services, Inc., page 26

11.   In the Selected Operating Data as of September 30, 2008 and 2007, we note that various amounts presented do not agree with the related amounts reported in the consolidated statements of income on page G-5. Please revise to provide consistent information throughout the document.

Market Price and Dividend Information, page 29

12.   Please revise to provide the tabular disclosure required by Item 201(d) of Regulation S-K with respect to each of First Sentry and Guaranty Financial or confirm that no such compensation plan disclosure is applicable.

Joint Proposal I – The Merger

Background of the Merger, page 40

13.   Please identify all parties present at each of the meetings described, including board members, executive officers, legal counsel and financial advisors. If any board member was not present at the meeting, please so indicate.

14.   Please revise the third paragraph of this section to disclose the terms of the August 2007 term sheet.

15.   Please revise the second to last paragraph on page 40 to identify the members of the Executive Committee of Guaranty Financial.

Geoffrey S. Sheils
First Sentry Bancshares, Inc.
January 13, 2009
Page 4

16.   Please revise the second paragraph on page 41 to disclose the reasons cited, if
        any, by the potential acquirer for its decision not to pursue the acquisition.

17.   On page 41 you state that Hess, Stewart & Campbell prepared an analysis related
        to the merger proposal. Please explain in more detail the nature and scope of the
        services that Hess, Stewart & Campbell, First Sentry's independent accountants,
        performed with respect to the prepared analysis and tell us how you determined
        that these services did not impair their independence. Refer to Rule 2-01 of
        Regulation S-X and related SEC Release Nos. 33-7919 and 33-8183.

Opinion of Guaranty Financial Services, Inc.'s…, page 45

18.   Please revise to clarify that all material information in Howe Barnes' written
        opinion is disclosed in the summary of the opinion.

19.   We note the disclosure in the first full paragraph on page 47 in which you state
        that Howe Barnes prepared and delivered written materials containing various
        analyses and other information to the Guaranty Financial board of directors.
        Please file the written materials delivered to the Guaranty Financial board of
        directors as an exhibit to the registration statement. Refer to Items 4(b) and 21(c)
        of Form S-4.

20.   Please also furnish us supplementally with copies of any other "board book" or
        other similar materials Howe Barnes furnished to Guaranty Financial board
        members in connection with this transaction. We may have further comments
        after we review this material.

21.   Please revise to state the names of the peer group of West Virginia banking
        organizations used for the comparison on page 48.

22.   Please confirm that, in connection with the consummation of the merger, Howe
        Barnes is not entitled to receive any fees in addition to the $17,500 previously
        received.

23.   Please state whether Guaranty Financial determined the amount of consideration
        to be paid or whether Howe Barnes recommended the amount of consideration to
        be paid in connection with the transaction. Refer to Item 1015(b)(5) of
        Regulation M-A.

Guaranty Financial Services, Inc. Stock Options, page 55

24.   Please revise to disclose the exercise price and date(s) of issuance for each of the
        options listed in the table on page 55. Please also disclose the reasons underlying
        the decision to pay $30.00 for each outstanding option.

Material Federal Income Tax Consequences of the Merger, page 56

25.   You state on page 57 that it is a condition to complete the merger that First Sentry receive an opinion from counsel that the merger will be treated as a tax-free reorganization. Please confirm that this opinion will be filed as an exhibit in a post-effective amendment to the registration statement.

The Merger Agreement, page 60

26.   Please revise the introductory paragraph of this section to incorporate the merger agreement by reference into the prospectus. Refer to Item 4(c) of Form S-4.

Conditions to Completing the Merger, page 60

27.   Please revise the last sentence of this section to disclose which conditions are waivable.

First Sentry Bancshares, Inc. Discussion and Analysis, page 77

Provision for Loan Losses, page 83

28.   We note that your nonperforming loans as a percentage of total loans decreased from 1.41% as of December 31, 2007 to 0.64% as of September 30, 2008. We also note that the allowance for loan losses to total loans increased slightly from 1.38% as of December 31, 2007 to 1.39% as of September 30, 2008. Please explain fully the reasons for changes in each of the elements and components of the loan loss allowance so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. Please quantify and explain:
    - How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;
    - How changes in estimation methods and assumptions affected the allowance;
    - Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and
    - How actual changes and expected trends in nonperforming loans affected the allowance.

Summary Compensation Table, page 123

29.   Please revise the narrative following the Summary Compensation Table to discuss how the base salary and bonus amounts reported in the table for the 2007 fiscal year were determined.

Management's Discussion and Analysis of the Financial Condition…, page 125

30.   We note that your discussions in the MD&A do not appear to be consistent with
        amounts as presented in your financial statements. For instance, on page 126 you
        state the primary factor contributing to the decrease in the net income of Guaranty
        Financial was a decrease in interest income. However, we note that net interest
        income increased from $8.4 million in 2006 to $9.6 million in 2007. Similarly, on
        page 127 you discuss a decrease in non interest income in 2008. However, your
        statement of income reports an increase in non interest income during this period.
        Please revise to provide consistent information throughout the document.

31.   Please revise to include the off-balance sheet arrangements disclosure required by
        Item 303(a)(4) of Regulation S-K.

Management of Guaranty Financial Services, Inc., page 152

32.   Please revise to identify each director of Guaranty Financial that will serve as a
        director of First Sentry that is independent under applicable independence
        standards pursuant to Item 407(a) of Regulation S-K.

Summary Compensation Table, page 155

33.   Please revise to include a narrative discussion following the Summary
        Compensation Table to discuss how the base salary amount reported in the table
        for the 2007 fiscal year was determined.

34.   Please also include a discussion, or a cross-reference to a discussion, of the
        material terms of Mr. Sprouse's employment agreement.

Pro Forma Financial Information, page 165

Pro Forma Balance Sheet as of September 30, 2008, page 167

35.   Since the acquisition of Guaranty Financial is expected to take place after January
        1, 2009, the effective date of SFAS 141(R) for calendar year registrants, please
        tell us how you considered the impact of SFAS 141(R) on your pro forma
        financial statements.

36.   In the First Sentry column, you report $1,609 and $2,978 thousand in other real
        estate owned and other assets, respectively. In First Sentry's balance sheet on
        page F-3, you report $1,567 and $3,019 thousand in federal home loan bank stock
        and other assets, respectively. Please reconcile these amounts and accounts and
        revise the pro forma footnotes to clarify the reason for the differences.

37.   In the pro forma balance sheet you classify interest earning deposits as cash and cash equivalents. However, in the historical balance sheet, this is not classified as such. Please explain the reason for your reclassification in your pro forma footnotes.

38.   We note adjustment (c) for $1,081 thousand of unpaid merger costs of the acquired company. Please reconcile this amount to the merger related charges discussed in pro forma note 3 on page 172 and clarify why this amount is presented as an adjustment of the cash balance of the combined entities.

Pro Forma Statement of Income for the nine months ended September 30, 2008, page 169

39.   We note your adjustments of $(0.09) and $0.10 to earnings per share as of September 30, 2008 and December 31, 2007, respectively. Please revise to include a footnote describing how this adjustment was computed including the weighted average number of shares used to compute this data. Please also disclose any fully diluted earnings per share information, if applicable. You may refer to Rule 11-02(b)(7) of Regulation S-X.

Notes to the Unaudited Pro Forma Financial Statements, page 171

40.   Please revise the footnote information presented under the pro forma balance sheet and pro forma income statements to refer a reader to the respective notes to the unaudited pro forma financial statements. Alternatively, you may simply reference each pro forma adjustment to the notes to the unaudited pro forma financial statements.

41.   Please expand Note 2 to disclose the number of shares to be issued in the merger in order to arrive at the purchase price element of $13,429 thousand. Also disclose how this amount relates to the adjustments of $448 thousand and $12,981 thousand for common stock and surplus, respectively, in the pro forma balance sheet.

42.   Please discuss any assumptions underlying the purchase price, factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors, as needed.

Comparison of Rights of Stockholders, page 176

43.   You state on page 177 that the articles of incorporation and bylaws of Guaranty Financial are on file with the Commission. Please revise to clarify when such documents were filed with the Commission or remove this statement.

<u>Transactions with Certain Related Persons, page 157</u>

44.   Please revise to include, if accurate, the complete representations required by
        Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify
        that the loans were on the same terms, including interest rates and collateral, as
        those available to persons <u>not related to the lender</u>.

<u>First Sentry Bancshares, Inc. Financial Statements</u>

45.   Please note the updating requirements for the financial statements and related
        disclosures pursuant to Rule 3-12 of Regulation S-X.

<u>Note 2 - Fair Values of Financial Instruments, page F-12</u>

46.   We note on page F-11 that you early adopted SFAS 157 and SFAS 159 as of
        January 1, 2007. Please revise to include the disclosures required by paragraphs
        32-35 of SFAS 157 and paragraphs 18-22 of SFAS 159, or advise us.

<u>Note 6 - Loans and Allowance for Loan Losses, page F-18</u>

47.   Please revise to present disclosures about your impaired loans required by
        paragraph 20 of SFAS 114.

<u>Guaranty Financial Services, Inc. Financial Statements</u>

48.   Please note the updating requirements for the financial statements and related
        disclosures pursuant to Rule 3-12 of Regulation S-X.

<u>Note 3 - Securities, page G-14</u>

49.   We note the significant unrealized losses on your available for sale investments in
        corporate debt securities as of September 30, 2008. Given the current market
        conditions and the severity of losses on your investments in corporate debt
        securities in the last nine months, please revise to discuss the reason for not
        recording an other than temporary impairment on these securities including a
        discussion of the financial condition and near-term prospects of the issuer(s).

<u>Note 13 - Fair Value of Financial Instruments, page G-31</u>

50.   Given that SFAS 157 is effective for fiscal years beginning after November 15,
        2007, please revise to include disclosures required by paragraphs 32-35 of SFAS
        157, or advise us.

Item 21. Exhibits and Financial Statement Schedules

51.   We note the disclosure on page 6 regarding the Acknowledgement Agreement that certain officers of Guaranty Financial entered into with First Sentry. Please file this agreement as an exhibit to the registration statement.

52.   We note the disclosure on page 34 regarding the voting agreement that the directors of Guaranty Financial entered into with First Sentry. Please file this agreement as an exhibit to the registration statement.

53.   We note the disclosure on pages 54 and 55 regarding the employment agreements with Messrs. Sprouse, Plantz and Cartwright and Ms. Ballengee, each of which contains a change in control provision. Please file these agreements as exhibits to the registration statement.

54.   Please file the form of proxy card for each of First Sentry and Guaranty Financial as exhibits to the registration statement.

Exhibit 5.1

55.   Please delete the assumptions contained in the last sentence of the second paragraph; they are inappropriate.

Exhibit 23

56.   Please provide a current consent of the independent accountants in future amendments.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Alan Schick, Esq.
        Benjamin M. Azoff, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015